Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated September 29, 2025, and the related Letter of Transmittal and any amendments, supplements or other modifications thereto, and is being made to all holders of Shares. The Offer is not being made to holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase
All Outstanding Shares of Common Stock
of
Tourmaline Bio, Inc.
at
$48.00 per share in cash
Pursuant to the Offer to Purchase dated September 29, 2025
by
Torino Merger Sub Inc.
an indirect wholly owned subsidiary of
Novartis AG

Torino Merger Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Novartis AG, a company limited by shares (Aktiengesellschaft) incorporated under the laws of Switzerland (“Parent”), is making an offer to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Tourmaline Bio, Inc., a Delaware corporation (“Tourmaline”), at a price of $48.00 per Share, in cash, without interest and subject to any withholding of taxes required by applicable legal requirements (or any greater amount per Share that may be paid pursuant to the Offer, being hereinafter referred to as the “Offer Price”). Such offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) which, together with the Offer to Purchase, collectively constitute the “Offer.” Stockholders of record who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as may be set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE FOLLOWING 11:59 P.M., EASTERN TIME, ON OCTOBER 27, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 8, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Tourmaline, Parent and Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into Tourmaline in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Tourmaline continuing as the surviving corporation and becoming an indirect wholly owned subsidiary of Parent (the “Merger,” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”). The Merger Agreement provides that, immediately prior to the effective time of the Merger, all of the then issued and outstanding Shares (other than Shares (i) then held by (A) Tourmaline or held in Tourmaline’s treasury (other than, in each case, Shares that are held in a fiduciary or agency capacity and are beneficially owned by third parties), (B) Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent, or (C) any stockholder of Tourmaline who is entitled to demand, has properly and validly demanded, and has not failed to perfect, nor waived, effectively withdrawn or otherwise lost their statutory right of appraisal of such Shares in accordance and compliance with Section 262 of the DGCL, or (ii) irrevocably accepted for payment in the Offer) will be canceled and cease to exist and converted into the right to receive the Offer Price, without interest and subject to any applicable withholding of taxes required by applicable legal requirements.

The Offer is not subject to any financing condition. The Offer is subject to the conditions set forth in Section 15 - “Conditions of the Offer” of the Offer to Purchase (collectively, the “Offer Conditions”), including (i) there being validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent or any of its wholly owned subsidiaries, would represent a majority of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”), (ii) (A) any waiting period (and extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, will have expired or terminated, and any agreement between Parent, Tourmaline or Purchaser with any governmental body, if agreed to by the other party in writing, not to consummate the Offer will have expired or been earlier terminated and (B) any required consents, approvals or expiration or termination of waiting periods from governmental bodies in certain specified jurisdictions will have been obtained (or deemed to have been obtained by virtue of the expiration or termination of any applicable waiting periods), (iii) the absence of any order or law that prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger, (iv) the accuracy of the representations and warranties of Tourmaline contained in the Merger Agreement, subject to certain materiality standards, (v) Tourmaline’s compliance with and performance in all material respects of its covenants and agreements contained in the Merger Agreement it is required to comply with or perform at or prior to the date and time of the irrevocable acceptance for payment by Purchaser of the Shares that have been validly tendered and not validly withdrawn pursuant to and subject to the conditions of the Offer, (vi) the absence of any Material Adverse Effect (as defined in the Merger Agreement) since the date of the Merger Agreement, and (vii) the Merger Agreement will not have been terminated in accordance with its terms, as well as other customary conditions set forth in Annex I to the Merger Agreement.

Tourmaline’s board of directors has unanimously (i) determined that the Merger Agreement and the consummation of the Transactions are advisable, fair to and in the best interest of, Tourmaline and its stockholders, (ii) determined that the Merger will be governed and effected in accordance with Section 251(h) of the DGCL, (iii) authorized and approved the execution, delivery and performance by Tourmaline of the Merger Agreement and the consummation of the Transactions and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

•	if, as of any then-scheduled Expiration Date, any Offer Condition, other than the Minimum Condition, is not satisfied or, to the extent waivable in accordance with the terms of the Merger Agreement, has not been waived by Purchaser or Parent, Purchaser may, in its discretion (and without the consent of Tourmaline or any other person), and at the request of Tourmaline, Purchaser will, extend the Offer on one or more occasions for an additional period of up to 10 business days each per extension, to permit such Offer Condition to be satisfied;

•	Purchaser will extend the Offer from time to time for the minimum period required by any legal requirements, any interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer; and

•	if, as of the then-scheduled Expiration Date, all of the Offer Conditions have been satisfied or, to the extent waivable in accordance with the terms of the Merger Agreement, waived, except that the Minimum Condition has not been satisfied, Purchaser may, in its discretion (and without the consent of Tourmaline or any other person) and at the request of Tourmaline, Purchaser will, extend the Offer on one or more occasions for an additional period specified by Tourmaline of up to 10 business days per extension, to permit the Minimum Condition to be satisfied; provided, however, that in no event will Purchaser be required to extend the Offer pursuant to this clause for more than three additional extensions.

The Merger Agreement provides that in no event will Purchaser (i) be required to extend the Offer beyond the earliest to occur of the valid termination of the Merger Agreement and 11:59 p.m. Eastern Time on September 8, 2026 (the “Outside Date”) or (ii) be permitted to extend the Offer beyond the Outside Date without the prior written consent of Tourmaline.

If the Offer is consummated, Purchaser does not anticipate seeking the approval of Tourmaline’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following the consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the stock irrevocably accepted for purchase or exchange pursuant to such offer and received by the depository prior to expiration of such offer, together with the stock otherwise owned by the acquirer or its affiliates and any rollover stock, equals at least such percentage of the shares of stock of the constituent corporation, and of each class or series thereof, that, absent Section 251(h), would be required to adopt the agreement of merger by the DGCL and by the certificate of incorporation of such constituent corporation, the acquirer can effect a merger without a vote of the other stockholders of such corporation. Accordingly, if Purchaser consummates the Offer, Purchaser is required pursuant to the Merger Agreement to complete the Merger without a vote of Tourmaline’s stockholders in accordance with Section 251(h) of the DGCL. The purpose of the Merger is to acquire all of the outstanding Shares not purchased in the Offer. The transaction structure includes the Merger to ensure the acquisition of all of the outstanding Shares.

Purchaser expressly reserves the right to increase the Offer Price, waive, in whole or in part, any Offer Condition and make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement, provided, however, that unless otherwise provided in the Merger Agreement, without the prior written consent of Tourmaline, Purchaser will not (and Parent will cause Purchaser not to):

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares sought to be purchased in the Offer;

•	impose conditions or requirements to the Offer in addition to the Offer Conditions;

•	amend or modify any of the Offer Conditions or any other terms or conditions of the Merger Agreement in any manner that is adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions;

•	change or waive the Minimum Condition;

•	terminate the Offer or accelerate, extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement; or

•	provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Under certain circumstances described in the Merger Agreement, Parent or Tourmaline may terminate the Merger Agreement and the Offer. The Offer may not be terminated prior to one minute following 11:59 p.m., Eastern Time, on October 27, 2025, unless the Offer is otherwise extended or earlier terminated (such time, the “Expiration Date”), unless the Merger Agreement is validly terminated in accordance with its terms. If the Merger Agreement is validly terminated, Purchaser will (and Parent will cause Purchaser to) promptly (and, in any event, within one business day of such termination), irrevocably and unconditionally terminate the Offer and will not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser, Purchaser will promptly return and will cause any depository acting on behalf of Purchaser to return, in accordance with applicable legal requirements, all tendered Shares to the registered holders thereof.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Date.

In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address, or (ii) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the expiration of the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on its behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 - “Withdrawal Rights” of the Offer to Purchaser and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Parent or Purchaser pay interest on the Offer Price, regardless of any extension of the Offer or any delay in making such payment.

In all cases, Purchaser will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 - “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message transmitted through electronic means by DTC in accordance with the normal procedures of DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

Shares tendered pursuant to the Offer may be withdrawn according to the procedures set forth below at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that if Purchaser has not accepted your Shares for payment within 60 days after commencement of the Offer, you may withdraw them at any time after November 28, 2025, the 60th day after commencement of the Offer.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 - “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares validly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 - “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase at any time prior to the Expiration Date.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act, is contained in the Offer to Purchase and is incorporated herein by reference.

Tourmaline has provided Purchaser with Tourmaline’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash by a holder of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See Section 5 – “Material U.S. Federal Income Tax Consequences” of the Offer to Purchase for a more detailed discussion of the U.S. federal income tax treatment of the Offer and the Merger. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to Innisfree M&A Incorporated (the “Information Agent”) at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call: (877) 800-5186 (toll-free from the United States or Canada) or

+1 (412) 232-3651 (from outside of the United States or Canada)

Banks and Brokers may call collect: (212) 750-5833

September 29, 2025